Exhibit 99.2

STOCKHOLDER SUPPORT AGREEMENT

This STOCKHOLDER SUPPORT AGREEMENT, dated as of August 16, 2023 (this “Agreement”), by and among Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Check-Cap Ltd., an Israeli company (“Check-Cap”), and certain of the stockholders of Keystone whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”).

WHEREAS, Keystone, Capstone Dental Pubco, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”), Capstone Merger Sub Ltd., an Israeli company and direct, wholly owned subsidiary of PubCo (“Israeli Merger Sub”), Capstone Merger Sub Corp., a Delaware corporation and direct, wholly owned subsidiary of PubCo (“U.S. Merger Sub” and, together with Israeli Merger Sub, the “Merger Subs”), and Check-Cap propose to enter into, simultaneously herewith, a business combination agreement (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA), which provides, among other things, that, upon the terms and subject to the conditions thereof, (i) in accordance with the provisions of Sections 314-327 of the ICL, Israeli Merger Sub will merge with and into Check-Cap (the “Israeli Merger”), with Check-Cap surviving the Israeli Merger as a direct, wholly owned subsidiary of PubCo, and (ii) in accordance with the provisions of the DGCL, U.S. Merger Sub will merge with and into Keystone (the “U.S. Merger” and, together with the Israeli Merger, the “Mergers”), with Keystone surviving the U.S. Merger as a direct, wholly owned subsidiary of PubCo; and

WHEREAS, as of the date hereof, each Stockholder owns of record the number of shares of Keystone Common Stock as set forth opposite such Stockholder’s name on Exhibit A hereto (all such shares of Keystone Common Stock and any shares of Keystone Stock of which ownership of record or the power to vote is hereafter acquired by the Stockholders prior to the termination of this Agreement being referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.          Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 7, each Stockholder, severally and not jointly, hereby irrevocably and unconditionally agrees to vote at any meeting of the Keystone Stockholders, and in any action by written consent of the Keystone Stockholders (which written consent shall be delivered promptly after Keystone requests such delivery and, in any event, no later than 24 hours after the execution and delivery of the BCA), all of such Stockholder’s Shares held by such Stockholder at such time (a) in favor of the approval and adoption of the BCA and approval of the U.S. Merger and all other transactions contemplated by the BCA (collectively, the “Transactions”); and (b) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Keystone under the BCA or that would reasonably be expected to result in the failure of the Transactions from being consummated, except in connection with the exercise of any of Keystone’s rights under the BCA, including, for the avoidance of doubt, Keystone’s right to terminate the BCA, in accordance with its terms. Each Stockholder acknowledges receipt of a copy of the BCA.
\

2.          Termination of Stockholders’ Agreement, Related Agreements. Each Stockholder, by this Agreement, with respect to its Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the U.S. Merger Effective Time and provided that all Terminating Rights (as defined below) between Keystone or any of its Subsidiaries and any other holder of Keystone capital stock shall also terminate at such time, (a) that certain Stockholders Agreement, dated as of August 31, 2021, by and among Keystone and certain stockholders of Keystone (as amended, the “Stockholders Agreement”), and (b) if applicable to such Stockholder, any rights under any agreement providing for redemption rights, put rights, purchase rights, information rights, rights to consult with and advise management, inspection rights, preemptive rights, Keystone Board observer rights or rights to receive information delivered to the Keystone Board or other similar rights not generally available to stockholders of Keystone (the “Terminating Rights”) between such Stockholder and Keystone, but excluding, for the avoidance of doubt, any rights such Stockholder may have that relate to agreements contemplated by the BCA or any indemnification, commercial or employment agreements or arrangements between such Stockholder and Keystone or any of its Subsidiaries, which shall survive in accordance with their terms.

3.          Transfer of Shares. Subject to the earlier termination of this Agreement in accordance with Section 7, each Stockholder, severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of Law), pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, except for a sale, assignment or transfer pursuant to the BCA or to another Keystone Stockholder that is a party to this Agreement and bound by the terms and obligations hereof or the imposition of an Encumbrance that is a Permitted Encumbrance, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Shares; provided that the foregoing shall not prohibit the transfer of the Shares by a Stockholder to an affiliate of such Stockholder, but only if such affiliate shall execute this Agreement or a joinder agreeing to become a party to this Agreement. For purposes of this Agreement, “Permitted Encumbrance” means any Encumbrance that would not prohibit, limit or otherwise conflict with the Stockholder’s compliance with its obligations pursuant to this Agreement.

4.          Waiver of Appraisal Rights. Each Stockholder, severally and not jointly, hereby irrevocably and unconditionally agrees not to, directly or indirectly, assert, demand, exercise or perfect, and hereby waives, any appraisal rights (including under Section 262 of the DGCL) and any rights to dissent with respect to the U.S. Merger.

5.          Confidentiality; No Solicitation. Each Stockholder, severally and not jointly, agrees to be bound by and subject to Section 7.4 (No Solicitation) and Section 8.9 (Disclosure) of the BCA to the same extent as such provisions apply to Keystone as if the Stockholders were a party thereto.

6.          Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to Check-Cap as follows:

(a)          The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any United States or non-United States Law or Order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than a Permitted Encumbrance, under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) in relation to the Stockholders that are not natural persons, conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.

(b)          As of the date of this Agreement, such Stockholder owns exclusively of record and has good and valid title to the Shares set forth opposite such Stockholder’s name on Exhibit A free and clear of any Encumbrance, other than pursuant to (i) this Agreement, (ii) applicable securities Laws, (iii) Keystone’s Organizational Documents, (iv) the Stockholders Agreement, (v) that certain Stock Purchase Agreement, dated as of August 31, 2021, by and among Keystone and the investors identified therein or (vi) Permitted Encumbrances. As of the date of this Agreement, such Stockholder has the sole power (as currently in effect) to vote and right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.

(c)          Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and this Agreement has been duly authorized, executed and delivered by such Stockholder.

7.          Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the U.S. Merger Effective Time; (b) the termination of the BCA in accordance with its terms and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided that Section 8 shall survive any such termination; and provided, further, that nothing in this Section 7 shall relieve any party of liability for any willful material breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

8.          Miscellaneous.

(a)          All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 8(a)):

If to Check-Cap, to it at:

Check-Cap Ltd.
Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel
Attention: Steven Hanley
Email: hanley@medibeacon.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.
One Azrieli Center, Round Tower, 30th floor
132 Menachem Begin Rd, Tel Aviv, 6701101, Israel
Attention: Gary M. Emmanuel; Mark Selinger
Email: gary.emmanuel@gtlaw.com; mark.selinger@gtlaw.com

and

FISCHER (FBC & Co.)
146 Menachem Begin Rd.
Tel Aviv 6492103, Israel
Attention: Eran Yaniv; Sharon Rosen
Email: eyaniv@fbclawyers.com; srosen@fbclawyers.com
If to Keystone, to it at:

Keystone Dental Holdings, Inc.
154 Middlesex Turnpike
Burlington, MA 01803 USA
Attention: Amnon Tamir
Email: ATamir@keystonedental.com

with a copy to (which shall not constitute notice):

Goldfarb, Gross, Seligman & Co.
One Azrieli Center, Round Building
Tel-Aviv 67021, Israel
Attention: Adam M. Klein; Daniel P. Kahn
Email: adam.klein@goldfarb.com; daniel.kahn@goldfarb.com

and

Stevens & Lee, P.C.
1500 Market Street, East Tower, Suite 1800
Philadelphia, PA 19102
Attention: Joseph Wolfson
Email: Joseph.wolfson@stevenslee.com

If to a Stockholder, to the address or email address set forth for Stockholder on the signature page hereof.

(b)          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(c)          This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(d)          This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise), by any party without the prior express written consent of the other parties hereto.

(e)          This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement.

(f)          This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by each of the parties hereto; provided, however, that an amendment, modification or supplement to this Agreement that only affects a particular Stockholder may be entered into by an instrument in writing signed by Check-Cap, Keystone and that particular Stockholder.

(g)          The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at Law or in equity.

(h)          This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All Legal Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court. The parties hereto hereby (i) submit to the exclusive jurisdiction of the Delaware Chancery Court for the purpose of any Legal Proceeding arising out of or relating to this Agreement brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this Agreement or the transactions contemplated hereunder may not be enforced in or by any of the above-named courts.

(i)          This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(j)          Each Stockholder hereby authorizes Keystone and Check-Cap to publish and disclose in any announcement or disclosure required by the SEC such Stockholder’s identity and ownership of Shares and the nature of such Stockholder’s obligations under this Agreement.

(k)          Without further consideration, each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(l)          This Agreement shall not be effective or binding upon any Stockholder until after such time as the BCA is executed and delivered by Keystone, Check-Cap, PubCo and the Merger Subs.

(m)          Notwithstanding anything herein to the contrary, each Stockholder signs this Agreement solely in such Stockholder’s capacity as a stockholder of Keystone, and not in any other capacity and, if applicable, this Agreement shall not limit or otherwise affect the actions of any Representative, affiliate, employee or designee of such Stockholder or any of its affiliates in his or her capacity as an officer or director of Keystone.

(n)          Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (i) certifies that no Representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 8(n).

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

KEYSTONE DENTAL HOLDINGS, INC. By: Name: Title:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CHECK-CAP LTD. By: Name: Title:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

AGP SPV I, L.P.

By:
Name:
Title:

ACCELMED GROWTH PARTNERS, L.P.

By:
Name:
Title:

Address:
c/o Accelmed Partners
848 Brickell Ave, Suite 901
Miami, FL 33131
Attention: Dr. Uri Geiger
E-mail: uri@accelmed.com

EXHIBIT A

STOCKHOLDERS

Name of Stockholder	Number of Shares of Keystone Common Stock Owned
AGP SPV I, L.P.	9,193,772
Accelmed Growth Partners, L.P.	239,478